Exhibit 11

POTASH CORPORATION OF SASKATCHEWAN INC.

COMPUTATION OF PER SHARE EARNINGS

FOR THE THREE MONTHS ENDED MARCH 31

	2012	2011
A Net income as reported ($ millions)	491	732
B Weighted average number of shares outstanding	858,788,000	854,033,000
C Net additional shares issuable for diluted earnings per share calculation	17,310,000	22,434,000

IFRS
Basic earnings per share (A/B)	0.57	0.86
Diluted earnings per share (A/(B+C))	0.56	0.84